Exhibit 99.1

Ohmyhome Ltd. Retains Skyline Corporate Communications Group, LLC to Provide Investor Relations Services

SINGAPORE, June 27, 2023 (GLOBE NEWSWIRE) — Ohmyhome Limited (“Ohmyhome” or the Company) (NASDAQ: OMH), a data-driven property technology company based in Singapore, today announced it has retained the services of Skyline Corporate Communications Group, LLC (“Skyline”) as a dedicated team for its growing investor base, to manage its investor relations and corporate communications activities within the financial community.

Skyline Corporate Communications Group, LLC, with offices in Boston and New York City, is an investor relations and corporate communications firm that provides strategic messaging and investor communications consulting services for public corporations. Skyline provides strategic assistance for companies in the financial markets and investment community by assisting them to communicate their corporate message and competitive advantages effectively.

Rhonda Wong, CEO of Ohmyhome, stated: “Our recent Nasdaq listing and MOUs for potential acquisitions, our objective to tell the Ohmyhome story to a broader investor base, and our upcoming milestones and company developments prompted Ohmyhome to select Skyline as our investor relations firm.”

“Ohmyhome is growing rapidly, with the company recording 60% revenue growth in 2022, and our recent announcements of a Memorandum of Understanding for the potential acquisitions of a tech-enabled property management company and a strategic investment into the Philippines,” concluded Ms. Wong.

Race Wong, COO of Ohmyhome, added, “Ohmyhome believes that Skyline’s strong reputation, communications strategies, methodologies, and standards are an excellent pairing for us as we enter an expansion phase for the Company. Skyline is a skilled partner who will work closely with the Ohmyhome management team to communicate our message to the investing public.”

Scott Powell, President & CEO of Skyline Corporate Communications Group, LLC, commented: “We are very pleased to welcome technology company Ohmyhome Ltd. to our compelling and growing base of diverse clients. Ohmyhome is entering an exciting period of growth. We are pleased to provide support in effectively and strategically communicating this message to its existing and prospective shareholder base while broadening awareness of the Company within the global financial community.”

Forward-Looking Statements

Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of various risk factors. For more information about risks and uncertainties associated with Ohmyhome’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Operating and Financial Review and Prospects,” and “Risk Factors” sections of Ohmyhome’s SEC filings, including, but not limited to, its prospectus Form 424b and annual report on Form 20-F, copies of which may be obtained by contacting Ohmyhome’s Investor Relations department at ir@ohmyhome.com or at Ohmyhome’s Investor Relations website at http://ir.ohmyhome.com

All information in this release is as of December 31, 2022. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services for buying, selling, renting, and renovating homes. Since its launch in 2016, Ohmyhome has transacted over 13,100 properties. It is also the highest rated property transaction platform with more than 8,000 genuine reviews with an average rating of 4.9 out of 5 stars.

Today, Ohmyhome is the first Singaporean company listed in the US in 2023 and the first women-only founded proptech company listed in the US.

Ohmyhome is dedicated to bringing speed, ease, and reliability to the property-related services, and to become the most trusted and comprehensive property solution for everyone.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward- looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information

Investor Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 10th Floor

New York, NY 10020 USA

Office: (646) 893-5835 x2

Email: info@skylineccg.com

Visit the Investor Relation website: ir.ohmyhome.com